FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release issued by Excel Maritime Carriers Ltd. (the “Company”) on March 28, 2013, announcing that the company reports results for the second half and year ended December 31, 2012.

This report on Form 6-K and Exhibit 1 hereto are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Reg. No. 333-168568), as amended, which was filed with the U.S. Securities and Exchange Commission with an effective date as of September 21, 2010.

Exhibit 1

Excel Maritime Reports Results for the Second half and Year ended December 31, 2012

ATHENS, GREECE – March 28, 2013 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its preliminary unaudited financial highlights for the second half and year ended December 31, 2012.

Financial highlights

	Second half		Year ended December 31,
	2011	2012	2011	2012
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$164.2	$114.8	$353.4	$242.0
Adjusted EBITDA	$70.8	$28.4	$162.8	$68.4
Time Charter Equivalent (TCE) per day	$16,670	$12,038	$17,984	$12,743

Second Half 2012

For the second half of 2012, Excel reported voyage revenues of $114.8 million compared to voyage revenues of $164.2 million for the same period in 2011.

Adjusted EBITDA for the second half of 2012 was $28.4 million compared to $70.8 million for the second half of 2011, a decrease of approximately 59.9%.

An average of 46.0 and 47.2 vessels were operated during the second half of 2012 and 2011, respectively, earning a blended average time charter equivalent rate of $12,038 and $16,670 per day, respectively.

Year Ended December 31, 2012

For the year ended December 31, 2012, Excel reported voyage revenues of $242.0 million compared to voyage revenues of $353.4 million for the year ended December 31, 2011.

Adjusted EBITDA for the year ended December 31, 2012 was $68.4 million compared to $162.8 million for the respective year of 2011, a decrease of approximately 58%.

An average of 46.5 and 47.7 vessels were operated during the year ended December 31, 2012 and 2011, respectively, earning a blended average time charter equivalent rate of $12,743 and $17,984 per day, respectively.

Corporate highlights

The Company is currently in advanced restructuring discussions with its lenders under its syndicated credit facility, dated as of April 14, 2008 (the “Syndicate Lenders”), which include amended amortization schedules and extension of the facility’s maturity. While such discussions continue, the Syndicate Lenders have agreed to forbear from exercising their rights in connection with the principal installments that have become due in the current fiscal year, through April 30, 2013. The Company’s access to the escrowed funds to fund its equity raising commitment has been similarly extended to April 30, 2013. The Company is in similar discussions with its lenders under its bilateral credit facilities. To date, the Company has not obtained a forbearance from its lenders with respect to other, non-payment related, defaults under its syndicated and bilateral credit facilities. There can be no assurance that the Company will be able to reach an agreement with its lenders and other creditors on such restructuring. Also, the ultimate accounting impact of the restructuring is unknown and will be determined once an agreement on the final terms of such restructuring has been reached.

In addition, three of the vessels that were employed on bareboat charter have been redelivered to their respective owners for an amount of up to $6.0 million payable in cash or in stock up to December 2017, in the latter case at the market price on the date of the stock’s issuance in 2017. The remaining four vessels that were employed on bareboat charter have been redelivered to their respective owners, with the claims of the parties being the subject of arbitration.

Fleet Coverage

Fleet Coverage, as of March 22, 2013	Full Year '13
Capesize Fleet	69%
Kamsarmax / Panamax Fleet	56%
Fleet - Fixed Charters	57%

As of March 22, 2013, we have secured contract coverage for 69% of the available days of our Capesize vessels and 56% of the available days of our Kamsarmax/Panamax vessels for the year ending December 31, 2013. With respect to the entire fleet, 57% of the available days of 2013 have been fixed.

FINANCIAL DATA AND OTHER OPERATING INFORMATION
(In thousands of U.S. Dollars, except for share, per share data and daily results)

	Second Half		Year Ended December 31,
	2011	2012	2011	2012

CASH FLOW DATA:
Net cash provided by (used in) operating activities	$32,977	$(284)	$104,350	$3,913
Net cash provided by ( used in) investing activities	$7,107	$2,652	$(1,520)	$2,591
Net cash used in financing activities	$(46,061)	$(7,675)	$(114,998)	$(38,325)
Total cash at the end of the year	-	-	$117,199	$77,844
ADJUSTED EBITDA:	$70,797	$28,410	$162,833	$68,351

FLEET DATA:
Average number of vessels	47.2	46.0	47.7	46.5
Available days for fleet	8,469	8,129	17,058	16,280
Calendar days for fleet	8,688	8,473	17,407	17,027
Fleet utilization	97.5%	95.9%	98.0%	95.6%

AVERAGE DAILY RESULTS:
Time charter equivalent rate	$16,670	$12,038	$17,984	$12,743
Vessel operating expenses	$4,857	$4,677	$4,887	$4,685

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel formed  part of our fleet during that period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we possessed   the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a specific period of time and affect both the amount of revenues and the amount of expenses that are recorded during that period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of financial performance used by other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	Second Half		Year ended December 31,
	2011	2012	2011	2012
Voyage revenues	$164,157	$114,754	$353,397	$241,973
Voyage expenses and commissions to related parties	(22,983)	(16,894)	(46,632)	(34,513)
Total revenue, net of voyage expenses	$141,174	$97,860	$306,765	$207,460
Total available days	8,469	8,129	17,058	16,280
Daily Time charter equivalent	$16,670	$12,038	$17,984	$12,743

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “will” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 39 vessels (seven Capesize, 14 Kamsarmax, 14 Panamax, two Supramax and two Handymax vessels) with a total carrying capacity of approximately 3.6 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Fleet List as of March 22, 2013:

	Vessel Name	Dwt	Year Built	Charter Type	Daily rate		Average Charter Expiration
1	Mairaki (1)	181,000	2011	Period	$28,000		Apr 2016
2	Christine (1) (2)	180,000	2010	Period	$25,000		Jan 2016
3	Sandra (1)	180,274	2008	Period	$26,500		Nov 2015
4	Iron Miner	177,931	2007	Spot
5	Kirmar	164,218	2001	Spot
6	Iron Beauty	164,218	2001	Period	$8,000		Mar 2013
7	Lowlands Beilun (1)	170,162	1999	Period	$28,000		Nov 2015
	Total Capesize (7)	1,217,803
8	Iron Manolis	82,269	2007	Period	$8,500		Jul 2013
9	Iron Brooke	82,594	2007	Period	$8,250		Aug 2013
10	Iron Lindrew	82,598	2007	Period	$12,000		Jan 2014
11	Pascha	82,574	2006	Period	$10,500		Sept 2013
12	Coal Gypsy	82,221	2006	Period	$11,250		May 2013
13	Iron Anne	82,220	2006	Period	$9,000		Oct 2013
14	Iron Vassilis	82,257	2006	Period	$11,000		Jul 2013
15	Iron Bill	82,187	2006	Period	$8,250		Oct 2013
16	Ore Hansa	82,209	2006	Period	$11,250		May 2013
17	Iron Kalypso	82,224	2006	Period	$8,250		Sept 2013
18	Iron Fuzeyya	82,209	2006	Period	$11,750		Nov 2013
19	Santa Barbara	82,266	2006	Period	$14,000	(floor)	Jun 2013
20	Coal Hunter	82,298	2006	Period	$14,000	(floor)	Jun 2013
21	Iron Bradyn	82,769	2005	Period	$8,000		Dec 2013
	Total Kamsarmax (14)	1,152,895
22	Grain Harvester	76,417	2004	Period	$8,700		Oct 2013
23	Grain Express	76,466	2004	Period	$9,000		Sept 2013
24	Iron Knight	76,429	2004	Period	$8,250		Nov 2013
25	Coal Pride	72,493	1999	Period	$8,000		Aug 2013
26	Isminaki	74,577	1998	Spot
27	Angela Star	73,798	1998	Period	$7,500		Jun 2013
28	Elinakos	73,751	1997	Period	$7,500		Sept 2013
29	Happy Day	71,694	1997	Period	$7,000		May 2013
30	Powerful	70,083	1994	Spot
31	First Endeavour	69,111	1994	Spot
32	Rodon	73,656	1993	Spot
33	Birthday	71,504	1993	Spot
34	Renuar	70,155	1993	Spot
35	Fortezza	69,634	1993	Spot
	Total Panamax (14)	1,019,768
36	July M	55,567	2005	Spot
37	Mairouli	53,206	2005	Period	$8,500		May 2013
	Total Supramax (2)	108,773
38	Emerald	45,588	1998	Spot
39	Princess I	38,858	1994	Spot
	Total Handymax (2)	84,446
	Total Fleet (39)	3,583,685
	Average age		10.6 Yrs

(1) The charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

(Registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: March 28, 2013